Exhibit 10.5

One Casper Street Danbury, CT 06810 Main: 203-798-8000 Fax: 203-798-7740 www.mannkindcorp.com

June 27, 2017

Revised: July 11, 2017

Mr. Patrick McCauley

Dear Patrick,

Congratulations!  The MannKind team has been very impressed with your background and credentials, and we are genuinely pleased to offer you full-time employment with MannKind Corporation, in the exempt position Chief Commercial Officer located in California. In this position you will initially report directly to Michael Castagna, Chief Executive Officer.

We will target your employment to commence on July 12, 2017. Please be advised that continued employment is contingent upon satisfactory reference and background checks and receipt of results of a satisfactory drug screening test.  You will receive an email with information regarding the test, contact and location information for the laboratory as well as the hours of operation.  This screening test must be completed within two weeks from the date of this letter.

You will be paid on a bi-weekly basis, on regular payroll schedule, in the amount of $15,384.62, equating   to an annualized amount of $400,000.12. You will be eligible to participate in the MannKind Discretionary Bonus Plan, with a target bonus opportunity of 50% of annual earnings.

Additionally, you will receive a one-time sign-on bonus in the gross amount of $50,000.00, less appropriate withholdings and other payroll deductions, payable as a lump sum on the first pay period at the end of the first ninety (90) days of your employment.  By accepting this offer, you agree that, in the event that you voluntarily leave the Company, or if you are terminated by the Company for “cause”, within the twelve (12) months following receipt of payment, you will repay the full amount of the payment, net any with-holdings within thirty (30) days after the last day of your employment.  By accepting this offer, you further agree that the Company may deduct this amount from any other amounts The Company owes you should you be obligated to repay this amount.

You will be eligible to participate in the 2017 MannKind Equity Program, under which Performance-based Stock Options will be awarded to you at a future date, as approved by the Board of Directors. At the next quarterly Board meeting after your hire date, we will recommend that you be granted an equity award of 180,100 units of Performance-based Stock Options which is comparable to grants made for other individuals in similar level positions throughout the company. This is not a guarantee for a specific number of stock units, but is only intended to provide you with an understanding of grant guidelines for your position. If your start date is less than two weeks prior to the next quarterly Board meeting, the recommendation will be submitted in the following quarter. Grants will begin vesting based on your hire date and upon the organization reaching specific sales milestones. You will also be eligible for an annual equity grant moving forward.

Included as part of this offer is information about the main points of the Company’s relocation assistance program, which MannKind will provide to you to relocate to the “local area.”  Upon acceptance of this offer, a representative of NEI will contact you to initiate your relocation benefits.

MannKind will provide relocation assistance to you in good faith, however, should you leave the Company before one year for any reason, except layoff, you will be required to repay the Company all funds paid, either to you or on your behalf, for relocation purposes.

We have a substantial list of fringe benefits, including the following: 20 days PTO annually, which accrues on a bi-weekly basis; short term and long term disability insurance; company–paid life insurance; a 401(k) tax deferred savings program; flexible spending accounts; health, vision and dental insurance, Executive Medical Reimbursement plan and paid holidays which includes a full week in July and December for the holiday break. The holidays and other time off benefits will be prorated based on your date of hire. All benefits, policies and rules are subject to change from time to time at the Company’s discretion. All benefits outlined in this offer letter are contingent on your continuing employment with MannKind Corporation in a benefit eligible status.

Shortly after we are in receipt of your acceptance, you will receive a welcome email from our onboarding manager, with a link to your personalized onboarding portal. Through this portal you will have access to most of the required MannKind policies and agreements that will require your signature such as, the Employee Proprietary Information and Inventions Agreement, an Arbitration Agreement, a Policy Against Insider Trading, Code of Business Conduct and Ethics, and an Employee Acknowledgement Form, required after reading the MannKind Employee Sourcebook. Of course, the company may require additional policies or agreements to be signed and acknowledged in the future.

Employment at MannKind is at will, which means that either you or MannKind can end the employment relationship at any time, and for any reason or for no reason, with or without cause or notice. The employment terms in this letter supersede any other agreements or promises made to you by anyone, whether oral or written, and cannot be modified or amended except in writing by an officer of the company. As required by law, this offer is subject to satisfactory proof of your right to work in the United States. This at will employment relationship cannot be changed except in writing as approved by the Board of Directors of MannKind.

Patrick McCauley, pg 2

We appreciate the energy and enthusiasm you demonstrated during our interview and selection process and we look forward to a favorable response to our offer. We have many exciting challenges ahead and believe you can make a significant contribution to MannKind.

At your earliest convenience, please sign and date this letter and return to me to indicate your acceptance of this written offer of employment.

If you should have any questions, please don’t hesitate to contact me.

Sincerely,

/s/ Diana Champagne

Diana Champagne
Director, Total Rewards and HR Ops

I have carefully read and understand all of the terms of the above letter and freely and voluntarily accept and agree to all of its terms.  I represent that, in agreeing to this offer letter, I am not relying on any representations or promises of any kind other than set forth in this letter.

/s/ Patrick McCauley
Patrick McCauley
June 28, 2017
Date Signed
July 12, 2017
Confirmed Start Date

Patrick McCauley, pg 3